VIA FAX AND EDGAR

October 15, 2010

Jerard T. Gibson, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549-6010

RE:	Ramco-Gershenson Properties Trust
Form 10-K for the year ended December 31, 2009
Filed on March 12, 2010
File No. 001-10093

Dear Mr. Gibson:

We are writing in response to the Comment letter of the Division of Corporation Finance, dated September 30, 2010, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties

Tenant Information, page 22

1.	Please confirm that you will revise future filings to describe the material terms of your significant leases.

Response:

No one tenant or affiliated group of tenants was considered significant as of December 31, 2009.  The Company will revise future filings to describe the material terms of our leases.  The following is the Company’s proposed disclosure to be included in Item 2. Properties beginning with the Company’s Form 10-K for the year ending December 31, 2010:

Our leases for tenant space under 19,000 square feet generally have terms ranging from three to five years.  Leases greater than 19,000 square feet generally have lease terms in excess of five years or more, mostly comprised of anchor tenants.  Many of the anchor leases contain provisions allowing the tenant the option of extending the lease term at expiration at contracted rental rates that often include fixed rent increases, consumer price index adjustments or other market rate adjustments from the prior base rent.  These leases provide for monthly payment of base rent in advance, percentage rent based on the tenant’s sales volume, reimbursement of the tenant’s allocable real estate taxes, insurance and common area maintenance (“CAM”) expenses and reimbursement for utility costs if not directly metered.

Ramco-Gershenson Properties Trust	Page 2 of 3
SEC Comment Letter Dated September 30, 2010

Item 15. Exhibits and Financial Statement Schedules, page 52

2.
We note that exhibits 10.21 and 10.22 only list and do not include the exhibits and schedules listed in the table of contents for such agreements.  Item 601(b)(10) does not permit the omission of information that is attached to a material contract.  Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.

Response:

The Company will file complete agreements listed in our Form 10-K as exhibits 10.21 and 10.22 as exhibits to our Form 10-Q for the quarter ended September 30, 2010.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 30, 2010

Proposal 1 – Election of Trustees

Trustees and Nominees, page 7

3.
 Please confirm that your future filings will disclose for each trustee the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee.  The summary disclosure on page 7, which refers to the trustees as a group, is not sufficient.  Refer to Item 401(e) of Regulation S-K.

Response:

The Company believes that it has met the requirements of Item 401(e) of Regulation S-K by disclosing the specific experience, qualifications, attributes or skills for each trustee that led to the conclusion that the person should serve as a trustee.  The Company disclosed the combination of the specific experience and qualifications immediately preceding the biographical disclosure for each individual trustee on pages 7 - 9.

Compensation Committee, page 12

4.
We note your disclosure in this section regarding the Compensation Committee’s role in reviewing the relationship between risk management policies and practices and your compensation program; however, it does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K.  Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

The Compensation Committee of the Company’s Board of Trustees, together with senior management and the Company’s legal counsel, considered the risks arising from the Company’s compensation policies and practices for its employees and concluded that such compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  In connection with the Company’s adoption of performance or market-based compensation for employees, an important objective of the Compensation Committee was ensuring that none of the performance or market targets would pose excessive risks.  The Compensation Committee discussed the risk profile of the Company’s compensation and benefits programs, including the enumerated items in Item 402(s) of Regulation S-K, with senior management, Mercer (US) Inc. (a third party compensation consultant) and legal counsel.  Throughout its review, the Compensation Committee focused on both short-term and long-term incentives, as well as change-in-control benefits, as having the greatest potential for risk and it discussed risk mitigants for each of such policies and practices.  As a result of a comprehensive review of the Company’s compensation and benefits program, the Compensation Committee determined that the program does not create any motivations with respect to individual or collective actions that are reasonably likely to have a material adverse effect on either our risk profile or our overall risk management approach.

Ramco-Gershenson Properties Trust	Page 3 of 3
SEC Comment Letter Dated September 30, 2010

Named Executive Officer Compensation Table

Summary of Executive Compensation Table, page 26

5.
We note the disclosure in footnote (1) to the Summary Compensation Table.  Please confirm that you computed grant date fair value in accordance with FASB ASC Topic 718.  Also, please tell us and revise future filings to disclose all assumptions made in determining grant date fair value.  Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

The Company computed grant date fair value of restricted stock in accordance with FASB ASC Topic 718, Compensation – Stock Compensation.  As noted on page 26, the Company calculated the grant date fair value of restricted stock using the closing price of our common stock on the grant date and no other assumptions were made.  To the extent applicable, we will revise future disclosures to include a reference to the footnotes of our consolidated financial statements included in our Form 10-K regarding the assumptions made in determining grant date fair value.

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ Gregory R. Andrews

Gregory R. Andrews
Chief Financial Officer and Secretary

cc: Karen J. Garnett, United States Securities and Exchange Commission